FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                4 October, 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                    CONTENTS

1. September Traffic Statistics



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  4 October, 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description

1.                          September Traffic Statistics


TRAFFIC AND CAPACITY STATISTICS - September 2006


Summary of the headline figures

In September 2006, passenger capacity, measured in Available Seat Kilometres, was 2.5 per cent above September 2005. Traffic, measured in Revenue Passenger Kilometres, was higher by 1.5 per cent. This resulted in a passenger load factor down 0.8 points versus last year, to 78.8 per cent. The increase in traffic comprised a 1.5 per cent increase in premium traffic and a 1.5 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, decreased by
5.2 per cent. Overall load factor increased by 0.8 points to 73 per cent.

For the July to September quarter, ASKs rose by 3.5 per cent, with RPKs rising by 3.6 per cent. This resulted in an increase in passenger load factor of 0.1 points, to 79.7 per cent. This comprised a 6.5 per cent increase in premium traffic and a 3.1 per cent increase in non-premium traffic. CTKs fell by 1.1 per cent.


Market conditions

Market conditions continue to be good, and most segments of the business are recovering well from the events of August. However, as expected, September transfer traffic volumes, in particular in the premium cabins, were affected by carry on baggage restrictions. Volume in premium shorthaul also continues to be soft for the same reason. The reintroduction of standard carry on bag sizes agreed at the end of the month, and harmonization of rules on liquids planned for the end of October are expected to support the gradual recovery of these segments of the business. As a result of the volume shortfall total revenue is now expected to grow at 5-6% for the financial year, down from 6-7%.


Costs

After the recent major falls in the fuel price the cost of fuel is now expected to be some GBP450 million higher than last year, down from our previous forecast of GBP550-600 million.


Strategic Developments

The airline announced that the actuarial deficit in its New Airways Pension Scheme (NAPS) is set to rise from GBP928 million to some GBP2.1 billion, despite a doubling of BA's contributions and a recovery of the stock market. The trustees confirmed that annual contributions at the unsustainable level of GBP497 million would be needed to fund the scheme unless changes to future benefits proposed earlier this year are introduced. This means the company's contributions would go up from five to 12 times members' contributions.

Negotiations between British Airways and the trustees are now underway to agree a funding plan including proposed benefit changes. Consultation continues with the trades unions.

British Airways urged the Civil Aviation Authority to cut the profits BAA receives from its asset base to ensure that the airport operator builds cost-effective facilities that generate additional airport capacity. The CAA is currently consulting on the level of user charges at Heathrow, Gatwick and Stansted airports for a five year period from April 2008, in its role as an economic regulator.

During the current charging period between April 2003 and March 2008, BAA receives a 7.75 per cent return on it asset base. British Airways said this should be set at around 5.6 per cent in the next charging period, a reduction of almost one third.

It was announced that James A Lawrence will be joining the board as a non-executive director with effect from 1 November, 2006. He is currently vice chairman and chief financial officer of General Mills Inc. one of the largest food companies in North America. His range of experience covers strategic consultancy, leading US multi-nationals in consumer products and the US airline industry.

                                      ends


October 4, 2006                                                   102/KG/06


                         BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

                                          Month of  September                     Financial year
                                                                               April through to Sep
BRITISH AIRWAYS                                        Change                                  Change
SCHEDULED SERVICES                  2006       2005       (%)            2006        2005         (%)

Passengers carried (000)
UK/Europe                           2156       2132      +1.1           12701       12566        +1.1
Americas                             639        648      -1.3            4068        3910        +4.0
Asia Pacific                         166        173      -4.1             965         938        +2.9
Africa and Middle East               285        257     +11.0            1704        1466       +16.3
Total                               3246       3210      +1.1           19439       18880        +3.0

Revenue passenger km (m)
UK/Europe                           2070       2005      +3.2           12128       11797        +2.8
Americas                            4316       4354      -0.9           27418       26252        +4.4
Asia Pacific                        1701       1776      -4.2            9817        9642        +1.8
Africa and Middle East              1910       1714     +11.4           11331        9805       +15.6
Total                               9997       9850      +1.5           60694       57496        +5.6

Available seat km (m)
UK/Europe                           2652       2738      -3.1           16039       16515        -2.9
Americas                            5599       5342      +4.8           33824       32193        +5.1
Asia Pacific                        2030       2169      -6.4           12344       12611        -2.1
Africa and Middle East              2403       2122     +13.2           14642       12727       +15.0
Total                              12683      12372      +2.5           76849       74047        +3.8

Passenger load factor (%)
UK/Europe                           78.0       73.2      +4.8 pts        75.6        71.4        +4.2 pts
Americas                            77.1       81.5      -4.4 pts        81.1        81.5        -0.4 pts
Asia Pacific                        83.8       81.9      +1.9 pts        79.5        76.5        +3.0 pts
Africa and Middle East              79.5       80.8      -1.3 pts        77.4        77.0        +0.4 pts
Total                               78.8       79.6      -0.8 pts        79.0        77.6        +1.4 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)                 392        414      -5.2            2401        2370        +1.3
Total RTK                           1417       1397      +1.4            8507        8105        +5.0
Available tonne km (m)              1941       1934      +0.4           11850       11557        +2.5

Overall load factor (%)             73.0       72.2      +0.8 pts        71.8        70.1        +1.7 pts



Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                        Tel: +44 (0) 20 8738 694